

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

December 22, 2016

Richard M. Schell
President and Chief Executive Officer
IASO BioMed, Inc.
315 East Peakview Avenue
Centennial, CO 80111

      Re: IASO BioMed, Inc.
              Registration Statement on Form S-1
              Filed December 14, 2016
              File No. 333-215083

Dear Mr. Schell:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Certain Relationships and Related Transactions, page 62

1.   We note your disclosure on pages F-9 and F-11 that you are party to an unsecured note payable to an officer, founder and stockholder for $25,000. Please expand your disclosure in this section to provide required information regarding this note payable pursuant to Item 404(d)(1) of Regulation S-K. Alternatively, please tell us why you do not believe this disclosure is required.

Exhibit Index

2.   Please file a complete copy of your Exhibit 10.2 (the License Agreement with the Royal Institution for the Advancement of Learning/McGill University), including Appendix "B" as required by Item 601(b)(10) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Keira Nakada at (202) 551-3659 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at (202) 551-6553 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Sharon M. Blume *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Mikhail Hitune
        Newman & Morrison LLP